EXHIBIT 15.1

To the Board of Directors and Shareholders of

Xuhang Holdings Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Xuhang Holdings Limited and its subsidiaries for the periods ended September 30, 2021 and 2020, as indicated in our report dated December 23, 2022, except for Note 2 for which the date is March 31, 2023; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California March 31, 2023	WWC, P.C. Certified Public Accountants PCAOB ID: 1171